OTHER OFFERING PARTICIPANT FREE WRITING PROSPECTUS
Dated July 19, 2018
Filed pursuant to Rule 433
(To Prospectus dated November 10, 2016)
Registration Statement No. 333-214579

Global Net Lease, Inc. (the “Company” or "GNL") has filed a registration statement on Form S-3 (including a prospectus dated November 10, 2016) with the Securities and Exchange Commission (the “SEC”), which became automatically effective upon filing, and a prospectus supplement, for the offering to which this communication relates. The registration statement and the prospectus supplement have also been filed with the Israeli Securities Authority (the “ISA”). Before you invest, you should read the prospectus supplement, the prospectus included in the registration statement and other documents the Company has filed with the SEC and the ISA for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov, by visiting the Company’s website, www.globalnetlease.com, or by visiting the Magna website at www.magna.isa.gov.il under the Company’s name. Alternatively, the Company, or Value Base Underwriting and Securities Distribution Ltd. (“Value Base”), will arrange to send you the registration statement or the prospectus supplement if you request it by calling 972-3-6223383 or toll-free at 1-866-902-0063.

Value Base, the distributor for the offering in Israel, provided copies of the credit rating report originally published by S&P Global Ratings Maalot Ltd. to prospective investors (the “Report”). The text of the Report (with contact information redacted) is reproduced below:

Please note that this translation was made for convenience purposes only and under no circumstances shall obligate S&P Global Ratings Maalot Ltd. The translation has no legal status and S&P Global Ratings Maalot Ltd. does not assume any responsibility whatsoever as to its accuracy and is not bound by its contents. In the case of any discrepancy with the official Hebrew version, the Hebrew version shall apply.

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Global Net Lease, Inc.

July 9, 2018

New Rating

Determination of a company rating of ‘ilAA-’ with a stable forecast; determination of a rating of ‘ilA’ for the issue of Preferred Series B shares at a scope of up to NIS 900 million par value

Table of contents

Summary Rating action	3

Main rating considerations	3

Rating forecast	6

Rating adjustments	6

Methodology and related articles	7

2 | July 9, 2018	New Rating

Global Net Lease, Inc.

New Rating

Determination of a company rating of ‘ilAA-’ with a stable forecast; determination of a rating of ‘ilA’ for the issue of Preferred Series B shares at a scope of up to NIS 900 million par value

Summary

•	Global Net Lease, Inc. (the “Company”) is an American REIT fund that is traded on the New York Stock Exchange and which will list its ordinary shares for trading on the Tel Aviv Stock Exchange, is engaged in the lease of office, industrial, distribution and trade center buildings in the United States and Europe, and owns over 330 assets with a value of $3.3 billion (on a historic cost basis). The Company and its assets are managed by AR Global, which manages four REIT funds (including GNL) with an asset scope of over $10 billion throughout the United States and Europe since 2006.

•	The Company’s business risk profile is supported mainly by the scope of the asset portfolio, geographic distribution, diversification of assets, and high quality of most of the tenants from various sectors. On the other hand, the business profile is limited by the low diversification of tenants, short period of activity of the fund and aggressive investment strategy.

•	The Company’s financial risk profile is supported by a good debt coverage ratio and interest relative to the comparison group and a leveraging level that is also adequate given the plan for the purchase of assets in an annual scope of approximately $1 billion. It is noted that in order to calculate the financial ratios, we calculate the preferred shares as debt and the current payments to holders thereof as interest payments.

•	We determine an issuer rating of ‘ilAA-’ for Global Net Lease, Inc. We also determine a rating of ‘ilA’ for the issue of series B preferred shares in a total scope of up to NIS 900 million par value.

•	The rating for the preferred shares reflects a reduction of one rating notch of the global rating for flexibility for the Company in the postponement of dividend payments without the same constituting an insolvency event of the issuer, and the subsequent conversion to the domestic rating, and the reduction of two rating notches from the domestic rating for the inherent subordination of the preferred shares relative to other debts of the Company.

•	The stable rating outlook reflects our assessment that in the upcoming 12 months, the Company’s asset portfolio will include triple-net assets that will present operational stability in light of the portfolio diversification and tenant stability. We expect that the scope of the asset portfolio will increase substantially in the upcoming years in accordance with the Company’s investment plan. The ratios appropriate for the current rating are the adjusted debt ratio and debt to equity ratio (on the basis of historic cost) of approximately 60% and an EBITDA to financing ratio of approximately 2.4x.

Rating action

On July 9, 2018, S&P Maalot determined a rating of ‘ilAA-’ for Global Net Lease, Inc., which is engaged in the lease of office, industrial, distribution and commercial centers in the United States and Europe. The rating forecast is stable. Additionally, S&P Maalot determined a rating of ‘ilA’ for the preferred B series of shares in a total scope of up to NIS 900 million par value.

Main rating considerations

Global Net Lease, Inc. (the “Company”) is an American REIT fund traded on the New York Stock Exchange and which will list its ordinary shares for trading on the Tel Aviv Stock Exchange. The fund is largely held by institutional investors in the United States (approximately 62%). The Company and its assets are managed by AR Global, which manages four REIT funds (including GNL) with an asset scope of over $10 billion throughout the United States and Europe since 2006. It is our understanding that the other REIT funds managed by AR Global lease assets of different kinds than those of the Company. The services agreement is in force until 2035.

3 | July 9, 2018	New Rating

Global Net Lease, Inc.

As of March 2018, the total value of the Company’s asset portfolio is approximately $3.3 billion (on a historic cost basis) and is comprised of over 330 office, industrial, commercial distribution and commercial buildings in the United States and six countries in Europe (with a high credit rating). The Company intends to continue to acquire new assets in a scope of approximately $1 billion per year, primarily in the United States, such that the composition of the asset portfolio will be 60% United States and 40% Europe (compared to 50/50 currently).

The Company’s business risk profile is supported by the size of the asset portfolio and annual EBITDA of over $200 million (based on the Company’s current asset portfolio), which are relatively high for the comparison group; the diversification of assets – over 330 assets in 40 cities in seven countries; high occupancy rates (approximately 99.5% on average); high quality tenants that usually have a good credit rating; and a high duration of lease agreements (8.6 years) compared to the comparison group, while only approximately 10% of the lease agreements are expected to end by 2022; and a relatively high lease renewal rate.

On the other hand, the business profile is limited by a relatively low diversification of tenants, as most of the assets are leased by a single tenant; but the location of the assets in secondary areas outside of cities; by a relatively short management / ownership history for most of the assets, nevertheless, the management company has in our estimation accumulated experience of more than a decade in properties similar to those of the Company; and by an aggressive investment strategy.

The Company’s financial risk profile reflects relatively low leveraging, as expressed in a debt to debt and equity ratio (on the basis of historic cost) that is expected to increase up to approximately 60% after the acquisition of the assets, and a good interest and debt coverage ratio relative to the comparison group. It is noted that the leveraging ratios and the interest coverage are impacted from the fact that we are relating to preferred shares of the Company (Series B offered and the existing Series A) as financial debt and calculate the periodic payments thereon as interest payments. This is done in light of the instrument characteristics that do not meet the conditions for receipt of a capital component, inter alia, the existence of a fine for postponing payments, and a dividend distribution obligation in order to maintain the REIT status, which reduce the Company’s incentives to postpone the dividend payments (when necessary). The Company’s financial risk profile is also supported by the financial policy presented to us to maintain the leveraging level appropriate for the rating.

In determining the rating for the preferred shares, we implement, inter alia, the methodology for rating hybrid capital instruments and the methodology for the determination of ratings on the domestic scale. The starting point for the rating is the global issuer rating. The rating for the preferred shares reflects a reduction of one rating notch in the global rating due to the Company’s flexibility in the postponement of the dividend payments without the same constituting an insolvency event of the issuer, and subsequently indicate a conversion to the domestic rating, through use of the conversion tables, and then reduce two rating notches from the domestic rating in order to reflect the inherent subordination of the preferred shares compared to the other debts of the Company, and thus reach the rating of the instrument on the domestic scale.

4 | July 9, 2018	New Rating

Global Net Lease, Inc.

Our base scenario is based on the following main assumptions:

•	Growth of GDP in the United States of 2.8% in 2018 and 2.2% in 2019.

•	Annual growth of revenue from same assets of approximately 1%.

•	Completion of the acquisition of income-generating assets in a total annual scope of approximately $1 billion, inter alia, from preferred share consideration.

•	The issue of a new series of preferred shares, Series B, in a total scope of up to NIS 900 million par value, the consideration from which will be used primarily for the acquisition of assets.

•	Ongoing investments in existing assets of approximately $10-15 million per year.

•	An expectation of a slight decline in gross profitability in accordance with the expected transaction characteristics.

•	Dividend distribution on the basis of the Company’s policy to distribute at least 90% of the distributable profits.

•	The issue of capital in a scope of up to $565 million in order to finance the acquisition of new assets, while maintaining a leveraging level of up to 60%, based on the Company’s financial policy as provided to us.

Instead of our basic scenario, the leveraging and debt coverage ratio are expected in the upcoming years to be:

•	An adjusted EBITDA to financing expenses ratio of approximately 2.4x-2.6x.

•	The adjusted debt to EBITDA ratio of 9.0x-11.0x.

•	Debt to debt and equity ratio of up to 60% (on a historic cost basis).

In examining the Company’s capital structure, we examine, inter alia, the Company’s exposure to fluctuations in the exchange rate, in light of the fact that the Company’s debt is denominated in foreign currencies (US dollar, pound sterling, and euro). The Company’s policy, as provided to us, is to hedge to the currency exposure through appropriate financial instruments.

Liquidity

We estimate the level of liquidity of Global Net Lease, Inc. as adequate. We expect that the ratio between the Company’s resources for its uses will exceed 1.2x in the upcoming 12 months. The examination of the Company’s liquidity is based on the scope of cash and the positive current cash flow against the expected investments. We estimate that the Company will maintain surplus of resources of assets in a scenario of a decrease of 10% in EBITDA as well. The Company has bank loans, all of which are without a recourse right to the Company. It is our understanding that the Company meets all of the financial covenants with sufficient margin.

The following are the sources and uses at a high level of certainty of the Company, based on our estimate, as of April 1, 2018, and until March 31, 2019:

Main sources	Main uses

• Cash balance of approximately $107 million;

• Annual cash flow of approximately $120-125 million;

• Issue of preferred shares in a scope of up to approximately $248 million (including issuance expenses);

• Use of a signed credit limit until 2021 in a scope of approximately $60 million;

• The receipt of bank financing for the acquisition of new assets in a scope of up to $128 million (based on an LTV of 50%);

• Refinancing of a portion in a scope of approximately $204 million.

• Payment of bank debt in the amount of approximately $222 million;

• The purchase of new assets in a scope of approximately $255 million (signed);

• Current capital investments in a scope of approximately $2 million;

• Current dividend in the amount of approximately $135 million.

5 | July 9, 2018	New Rating

Global Net Lease, Inc.

Rating forecast

The stable rating outlook reflects our estimate that in the upcoming 12 months, the Company’s asset portfolio will include triple-net assets that present operating stability in light of the diversification of the portfolio and stability of the tenants. We expect that the scope of the asset portfolio will increase substantially in the upcoming years in accordance with the Company’s investment policy. The ratios appropriate for the current rating are the adjusted debt to debt and equity ratio (on a historic cost basis) of approximately 60% and an EBITDA to financing expenses ratio of approximately 2.4x.

Positive scenario

The increase to the rating will be possible if the Company substantially increases its asset portfolio and its cash flow, while improving the diversification of the assets and tenants and maintaining the financial ratios set forth above. Alternatively, increasing the rating will be possible if the Company presents the adjusted EBITDA to financing expenses ratio of approximately 3x and the debt to debt and equity ratio (on a historic cost basis) of approximately 50% over time.

The negative scenario

We will consider a negative rating action if the Company does not maintain the financial ratios set forth above, or in the event of a deterioration in the Company’s liquidity. In our estimate, these scenarios may be possible if the Company materially deviates from its investment plan, which will detrimentally impact its financial profile or if a deterioration occurs in the activity markets for leasing in which the Company operates.

Rating adjustments

Business distribution: neutral

Capital structure: neutral

Liquidity: neutral

Financial policy: neutral

Management, strategy, and corporate governance: neutral

Comparison to attribution group: positive

6 | July 9, 2018	New Rating

Global Net Lease, Inc.

Methodology and related articles

•	Rating scales and definitions: use of rating forecast and on CreditWatch, September 14, 2009

•	Methodology: methodology of the assessment of management and corporate governance of companies and insurers, November 13, 2012

•	Methodology: key factors for rating real estate companies, November 19, 2013

•	Methodology: rating groups of companies, November 19, 2013

•	Methodology: corporate ratings – financial ratios and adjustments, November 19, 2013

•	Methodology – core articles: general methodology and corporate ratings, November 19, 2013

•	Methodology: methodology of state risk assessment, November 19, 2013

•	Methodology: industry risk, November 19, 2013

•	Rating scales and definitions: credit rating in domestic scales, September 22, 2014

•	Methodology: criteria for rating the issuances of non-financial companies on the domestic rating scale of S&P Maalot, September 22, 2014

•	Methodology: methodology for the assessment of the liquidity profile of corporations, December 16, 2014

•	Methodology – general: methodology for connecting the long-term rating with the short-term rating, April 7, 2017

•	Rating scales and definitions: conversion tables of S&P between ratings on the global scale and ratings on the domestic scales, August 14, 2017

•	Definitions of the S&P Global Ratings rating, June 26, 2017

•	Opinions and interpretation: the relationship between the global rating scale and the Israeli rating scale, January 25, 2016

General details (as of July 9, 2018)
Global Net Lease, Inc.
Issuer rating(s)
long-term	ilAA-\Stable

Issue rating(s)
Preferred shares
Series B preferred shares	ilA

Issuer rating historic
long-term
July 9, 2018	ilAA-/Stable

Additional details
Time in which the event occurred	July 9, 2018 3:22 pm
Time in which the event was first apparent	July 9, 2018 3:22 pm
Rating initiated by	The rated company

7 | July 9, 2018	New Rating

Global Net Lease, Inc.

Monitoring of a credit rating

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8 | July 9, 2018	New Rating